82-4195

02 MAY 22 AM 10:

China Dairy
14 May 2002

02034313

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF CHANGE OF DIRECTOR

The Board of Directors of GZITIC Hualing Holdings Limited ("the Company") announces that Mr. Liu Xibo resigned as Non-executive Director of the Company with effect from 13 May 2002. The Directors would like to take this opportunity to express their appreciation to Mr. Liu for his valuable contribution to the Company in the past years.

By Order of the Board
Wong Hon Sum
Company Secretary

Hong Kong, 13 May 2002

SUPPL

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

信報 2002年5月14日

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(於香港註冊成立之有限公司)

董事更改公佈

國信華凌集團有限公司(「本公司」)董事會茲宣佈，劉錫博先生辭任本公司非執行董事職務，由二零零二年五月十三日起生效。本公司董事會謹藉此機會，對劉先生在過去多年為本公司作出之寶貴貢獻深表謝意。

承董事會命
公司秘書
黃漢森

香港，二零零二年五月十三日

dw
5/29

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

02 MAY 22 PM 10:11

代表委任表格

此股東代表委任表格適用於國信華凌集團有限公司（「本公司」）將於二零零二年六月十三日（星期四）中午十二時正舉行之股東週年大會。

本人／吾等（見附註1）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

乃本公司股本中每股面值0.1港元之股份＿＿＿＿＿＿＿＿＿＿＿＿股（見附註2）

之註冊持有人，茲委任大會主席（見附註3）＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

或如其未克出任，則委任＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

為本人／吾等之代表，代表本人／吾等出席本公司於二零零二年六月十三日（星期四）中午十二時正在香港灣仔港灣道1號萬麗海景酒店閣樓會議室3及4舉行之股東週年大會及其任何續會，並按指示（見附註4）代表本人／吾等就下述決議案投票：

		贊成	反對
1.	省覽及通過截至二零零一年十二月三十一日止年度之已審計賬目及董事會與核數師報告。		
2.	重選陳輝先生為董事。		
	重選張新華先生為非執行董事。		
	重選陳維端先生為獨立非執行董事。		
3.	討論聘請核數師事宜，並授權董事會決定其報酬。		
4.	(A) 給予董事會發行本公司新增股份之一般授權之普通決議案。		
	(B) 給予董事會購回股份之一般授權之普通決議案。		
	(C) 批准將本公司購回之任何股份加入有關發行股份之一般授權範圍內之普通決議案。		

日期：二零零二年＿＿＿＿＿＿月＿＿＿＿＿＿日　　　　股東簽署＿＿＿＿＿＿＿＿＿＿＿＿

（見附註5）

附註：

1. 請用正楷填寫全名及地址。
2. 請填上以　閣下名義登記之股份數目。如未有填上數目，則此代表委任表格將被視為與所有以　閣下名義登記之本公司股本中之股份有關。
3. 如委任主席以外人士為代表，請將「大會主席」字樣刪去，並在空位內填上所委任之代表之全名及地址。

   受委任代表毋須為本公司股東，但必須親自代表　閣下出席大會。

   如屬聯名註冊持有人，只有在股東名冊上排名在先者才有權在會上投票；但聯名註冊持有人當中任何人或任何其他人士均可被委任為有權代表聯名註冊持有人投票人士之代表，並以代表身份出席大會並在會上投票。
4. 請在每項決議案側之適當空格內加上「√」號，指示代表如何代表　閣下投票，倘無任何指示，則閣下將被視為已授權　閣下之代表可酌情投票或放棄投票。
5. 此代表委任表格必須由委任人或其正式書面授權之代理人簽署。委任人為有限公司，則此表格必須加蓋其公司印章或由其高級職員或正式授權書之代理人親筆簽署。
6. 此代表委任表格必須於大會或其任何續會舉行時間48小時前連同簽署人之授權書或其他授權文件（如有）或由公證人簽署證明之授權書或授權文件副本交回本公司之註冊辦事處（香港灣仔港灣道25號海港中心28樓2802至4室），方為有效。
7. 填寫此表格時如有任何修改，必須在旁作小簽。

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

FORM OF PROXY

Form of proxy for use of shareholders at the Annual General Meeting of GZITIC HUALING HOLDINGS LIMITED (the "Company") convened to be held at 12:00 noon on Thursday, 13th June, 2002.

I/We *(note 1)*________________________________

of________________________________

being the registered holder(s) of *(note 2)* ____________________ shares of HK$0.1 each in the share capital of the Company hereby appoint the Chairman of the meeting *(note 3)* ________________

of ________________________________

or failing him ____________________ of ____________________

to act as my/our proxy at the Annual General Meeting of the Company to be held at the Boardroom 3 & 4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 13th June, 2002 at 12:00 noon and at any adjournment thereof and to vote on my/our behalf on the undermentioned resolutions as indicated *(note 4)*.

		FOR	AGAINST
1.	To receive and adopt the financial statements and reports of the directors, and auditors for the year ended 31st December, 2001.		
2.	To re-elect Mr. Chen Hui as director.		
	To re-elect Mr. Zhang Xin Hua as non-executive director.		
	To re-elect Mr. Chan Wai Dune as independent non-executive director.		
3.	To discuss appointment of auditors and to authorise the Directors to fix their remuneration.		
4.	(A) To give a general mandate to the Directors to issue additional shares of the Company.		
	(B) To give a general mandate to the Directors to repurchase shares.		
	(C) To authorise the addition to the general mandate to issue shares for any shares repurchased by the Company.		

Dated ____________day of____________, 2002 Shareholder's signature ________________ *(note 5)*

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. To appoint a proxy other than the Chairman, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided.

   A proxy need not be a member of the Company but must attend the meeting in person to represent you.

   In the case of joint registered holders, only the person whose name stands first on the Register of Members is entitled to vote at the meeting, but any one of such joint registered holders or any other person may be appointed the proxy of the person entitled to vote on behalf of such joint registered holders, and as such proxy to attend and vote at the meeting.
4. Please indicate with a "✓" in the appropriate space beside each of the resolutions how you wish your proxy to vote on a poll. In the absence of any such indication, you will be deemed to have authorised your proxy to vote or to abstain from voting at his discretion.
5. This form of proxy must be signed under the hand of the appointer or of his attorney duly authorised in writing or, if the appointer is a corporation either under its common seal or under the hand of an officer or attorney duly authorised in writing.
6. To be valid, this form of proxy together with the power of attorney of other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's Registered Office at Rooms 2802-4, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
7. Any alteration made in the form should be initialled.

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

代表委任表格

此股東代表委任表格適用於國信華凌集團有限公司(「本公司」)將於二零零二年六月十三日(星期四)中午十二時正舉行之股東週年大會。

本人／吾等(見附註1)____

地址為____，

乃本公司股本中每股面值0.1港元之股份________________________股(見附註2)

之註冊持有人，茲委任大會主席(見附註3)____

地址為____，

或如其未克出任，則委任____，

地址為____，

為本人／吾等之代表，代表本人／吾等出席本公司於二零零二年六月十三日(星期四)中午十二時正在香港灣仔港灣道1號萬麗海景酒店閣樓會議室3及4舉行之股東週年大會及其任何續會，並按指示(見附註4)代表本人／吾等就下述決議案投票：

		贊成	反對
1.	省覽及通過截至二零零一年十二月三十一日止年度之已審計賬目及董事會與核數師報告。		
2.	重選陳輝先生為董事。		
	重選張新華先生為非執行董事。		
	重選陳維端先生為獨立非執行董事。		
3.	討論聘請核數師事宜，並授權董事會決定其報酬。		
4.	(A) 給予董事會發行本公司新增股份之一般授權之普通決議案。		
	(B) 給予董事會購回股份之一般授權之普通決議案。		
	(C) 批准將本公司購回之任何股份加入有關發行股份之一般授權範圍內之普通決議案。		

日期：二零零二年__________月__________日　　　　股東簽署________________________

(見附註5)

附註：

1. 請用正楷填寫全名及地址。
2. 請填上以　閣下名義登記之股份數目。如未有填上數目，則此代表委任表格將被視為與所有以　閣下名義登記之本公司股本中之股份有關。
3. 如委任主席以外人士為代表，請將「大會主席」字樣刪去，並在空位內填上所委任之代表之全名及地址。

   受委任代表毋須為本公司股東，但必須親自代表　閣下出席大會。

   如屬聯名註冊持有人，只有在股東名冊上排名在先者才有權在會上投票，但聯名註冊持有人當中任何人或任何其他人士均可被委任為有權代表聯名註冊持有人投票人士之代表，並以代表身份出席大會並在會上投票。
4. 請在每項決議案側之適當空格內加上「√」號，指示代表如何代表　閣下投票，倘無任何指示，則閣下將被視為已授權　閣下之代表可酌情投票或放棄投票。
5. 此代表委任表格必須由委任人或其正式書面授權之代理人簽署。委任人為有限公司，則此表格必須加蓋其公司印章或由其高級職員或正式授權書之代理人親筆簽署。
6. 此代表委任表格必須於大會或其任何續會舉行時間48小時前連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或授權文件副本交回本公司之註冊辦事處(香港灣仔港灣道25號海港中心28樓2802至4室)，方為有效。
7. 填寫此表格時如有任何修改，必須在旁作小簽。

GZITIC Hualing Holdings Limited

國信華凌集團有限公司

FORM OF PROXY

Form of proxy for use of shareholders at the Annual General Meeting of GZITIC HUALING HOLDINGS LIMITED (the "Company") convened to be held at 12:00 noon on Thursday, 13th June, 2002.

I/We *(note 1)*____

of____

being the registered holder(s) of *(note 2)* ________________________ shares of HK$0.1 each in the share capital of the Company hereby appoint the Chairman of the meeting *(note 3)* ________________

of ____

or failing him ________________________ of ________________________

to act as my/our proxy at the Annual General Meeting of the Company to be held at the Boardroom 3 & 4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 13th June, 2002 at 12:00 noon and at any adjournment thereof and to vote on my/our behalf on the undermentioned resolutions as indicated *(note 4)*.

		FOR	AGAINST
1.	To receive and adopt the financial statements and reports of the directors, and auditors for the year ended 31st December, 2001.		
2.	To re-elect Mr. Chen Hui as director.		
	To re-elect Mr. Zhang Xin Hua as non-executive director.		
	To re-elect Mr. Chan Wai Dune as independent non-executive director.		
3.	To discuss appointment of auditors and to authorise the Directors to fix their remuneration.		
4.	(A) To give a general mandate to the Directors to issue additional shares of the Company.		
	(B) To give a general mandate to the Directors to repurchase shares.		
	(C) To authorise the addition to the general mandate to issue shares for any shares repurchased by the Company.		

Dated ____________day of____________, 2002 Shareholder's signature __________________ *(note 5)*

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. To appoint a proxy other than the Chairman, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided.

   A proxy need not be a member of the Company but must attend the meeting in person to represent you.

   In the case of joint registered holders, only the person whose name stands first on the Register of Members is entitled to vote at the meeting, but any one of such joint registered holders or any other person may be appointed the proxy of the person entitled to vote on behalf of such joint registered holders, and as such proxy to attend and vote at the meeting.
4. Please indicate with a "✓" in the appropriate space beside each of the resolutions how you wish your proxy to vote on a poll. In the absence of any such indication, you will be deemed to have authorised your proxy to vote or to abstain from voting at his discretion.
5. This form of proxy must be signed under the hand of the appointer or of his attorney duly authorised in writing or, if the appointer is a corporation either under its common seal or under the hand of an officer or attorney duly authorised in writing.
6. To be valid, this form of proxy together with the power of attorney of other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's Registered Office at Rooms 2802-4, 28th Floor, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
7. Any alteration made in the form should be initialled.

IMPORTANT

If you are in any doubt about this document or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in GZITIC Hualing Holdings Limited, you should at once hand this document to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Executive Directors:
CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen
CHEN Hui

Non-executive Directors:
LIU Xi Bo
ZHANG Xin Hua
CHEN Yu Hang

Independent Non-executive Directors:
LO Wing Sang, Vincent
CHAN Wai Dune
LAM Ming Yung

Registered Office:
Rooms 2802-4
28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

26th April, 2002

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATE TO REPURCHASE SHARES EXPLANATORY STATEMENT

INTRODUCTION

At the annual general meeting of the Company held on 18th June, 2001, a general mandate was granted to the Directors to exercise all powers of the Company to purchase shares in the capital of the Company (the "Shares"). Such mandate will lapse at the conclusion of the forthcoming annual general

meeting of the Company and the Directors propose to seek your approval of an ordinary resolution to be proposed at the forthcoming annual general meeting of the Company to give a fresh general mandate to the Directors to exercise the powers of the Company to purchase Shares up to a maximum of 10% of the issued share capital of the Company at the date of passing the resolution.

In accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company is required to send to shareholders an explanatory statement containing all the information reasonably necessary to enable shareholders to make an informed decision on whether to vote for or against the above-mentioned mandate. The purpose of this explanatory statement is to set out such information.

REASONS FOR THE SHARE REPURCHASE MANDATE

Whilst Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution (ii) set out in the notice of the forthcoming annual general meeting of the Company (the "Share Repurchase Mandate") is passed would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares can be beneficial to those shareholders who retain their investment in the Company since this may, depending on the circumstances, result in increases to the fully diluted net assets and/or earnings per Share. Furthermore, the Directors' exercise of the Share Repurchase Mandate may lead to an increased volume of trading in the Shares, and therefore enhanced liquidity in the Shares, on the Stock Exchange. Based on the 1,381,716,408 Shares in issue as at 25th April, 2002 (the latest practicable date prior to the printing of this explanatory statement), the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 138,171,640 Shares.

SOURCE OF FUNDS

The Listing Rules restrict share repurchases on the Stock Exchange in any calendar month to a maximum of 25% of the trading volume in the relevant securities in the immediately preceding calendar month. The Directors propose that a repurchase of Shares under the Share Repurchase Mandate would be financed from the Company's internal resources or existing banking facilities.

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong. In particular, the Ordinance provides that repurchases of Shares may only be made out of distributable profits of the Company or out of the proceeds of a fresh issue of Shares made the purposes of such repurchases.

Whilst the Share Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2001, the Directors expect to exercise such mandate if and to such extent only as they are satisfied that the exercise thereof will not have such a material adverse impact.

DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the Share Repurchase Mandate only in accordance with the Listing Rules and the laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Share Repurchase Mandate in the event that the mandate is granted by the shareholders.

The Company has not been notified by any connected persons of the Company (as defined in the Listing Rules) that they have a present intention to sell any Shares held by them to the Company, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Share Repurchase Mandate is granted by the shareholders.

SHARE PRICES

The highest and lowest traded market price for Shares recorded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Traded market price	
	Highest	**Lowest**
	HK$	*HK$*
2001		
April	0.510	0.305
May	0.660	0.450
June	0.730	0.520
July	0.550	0.360
August	0.390	0.330
September	0.350	0.213
October	0.365	0.260
November	0.385	0.335
December	0.385	0.310
2002		
January	0.415	0.300
February	0.350	0.320
March	0.370	0.310

TAKEOVER CODE

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and thereby become obliged to make mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

The shareholding of the controlling shareholder of the Company before repurchase of any Shares as at 25th April, 2002 (the latest practicable date prior to the printing of this explanatory statement) was approximately 48.50% and in the event that the Share Repurchase Mandate is exercised in full, such shareholding will be increased to approximately 53.88%.

In the event that the Share Repurchase Mandate is exercised in full, the number of Shares held by the public may not fall below 25%.

SHARE REPURCHASES MADE BY THE COMPANY

No repurchases of Shares have been made by the Company since the Shares were listed on the Stock Exchange (whether on the Stock Exchange or otherwise).

RECOMMENDATION

The Directors believe that the proposal to grant them the Share Repurchase Mandate is in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the forthcoming 2002 Annual General Meeting.

Yours faithfully,
CHEN Xiao Shi
Chairman

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之國信華凌集團有限公司股份，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(依據公司條例在香港註冊成立)

執行董事：
陳小石(董事長)
梁偉文
梁保平
葉真文
陳輝

非執行董事：
劉錫博
張新華
陳宇航

獨立非執行董事：
羅榮生
陳維端
林明勇

註冊辦事處：
香港灣仔
港灣道25號
海港中心
28樓2802-4室

敬啟者：

購回股份之一般授權
說明函件

緒言

於二零零一年六月十八日舉行之本公司股東週年大會上，董事會獲授予一項一般授權，可使本公司之一切權力，購回本公司股本中之股份(「股份」)。該項授權將於即將舉行

之本公司股東週年大會結束時失效，故董事會擬尋求　閣下批准於本公司即將召開之股東週年大會動議一項普通決議案授予董事會一項一般授權，於通過該項決議案日起，可行使本公司之一切權力，購回本公司之已發行股份最高10%。

按照香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)，本公司需向股東寄發一份載有一切合理所需之資料之説明函件，令股東可在獲得充足資料之情況下，決定投票贊成或反對延續上述授權。本説明函件旨在提供該等資料。

購回股份授權原因

儘管董事會現無意購回任何股份，彼等相信倘即將舉行之本公司股東週年大會之通告內所載之第(ii)項普通決議案獲通過，所授予彼等之授權(「購回股份授權」)所賦予之靈活性將對本公司及其股東有利。由於近年在聯交所之交易情況有時會出現大幅波動，故倘於將來任何時間內，股份以低於其實際價值之價格買賣時，本公司能夠購回股份將對保留於本公司之投資股東有利，原因為(視乎當時情況而定)每股股份之全面攤薄後資產淨值及／或每股盈利將會增加。此外，董事會行使購回股份授權可能會增加股份在聯交所之成交量，從而增加股份之流量。基於二零零二年四月二十五日(本説明函件付印前之最後實際可行日期)已發行之1,381,716,408股股份，本公司根據購回股份授權最多可以購回138,171,640股股份。

資金來源

上市規則限制於任何一個日曆月內在聯交所購回股份之數目不得超過有關證券於對上一個日曆月內成交量之25%。董事會建議根據購回股份授權購回股份所須之款項將由本公司內部資源或現有銀行融資中撥出。

根據本公司之公司組織章程大綱及細則以及香港法例之規定，本公司用以支付購回股份之款項只可來自可合法用於購回股份之資金。公司條例特別規定，只可運用本公司可供分派之溢利或為購回行動而進行之發售新股所得之款項購回股份。

如與本公司截至二零零一年十二月三十一日止年度之經審核賬目內所披露之財政狀況比較後，全面行使購回股份授權可能會對本公司之營運資金或負債狀況造成重大不利影響，董事會僅會在相信行使該項授權不會造成該等重大不利影響之情況下，方會行使該項授權。

權益之披露

董事會已向聯交所保證在根據購回股份授權行使本公司權力購買股份時，將依據上市規則及香港法例之規定進行。

各董事或(在作出一切合理查詢後就彼等所知)彼等之任何聯繫人士現時概無意於股東授予購回股份授權後，根據該項授權向本公司出售股份。

本公司未獲任何其關連人士(定義根據上市規則詮釋)通知現時擬於購回股份授權獲股東授出後，向本公司出售彼等持有之任何股份之意向，亦並未獲該等人士保證予會向本公司出售所持有之任何股份。

股份價格

本文件付印前十二個月期間，本公司股份在聯交所之最高及最低買賣價如下：

	買賣市價	
	最高	最低
	港元	港元
二零零一年		
四月	0.510	0.305
五月	0.660	0.450
六月	0.730	0.520
七月	0.550	0.360
八月	0.390	0.330
九月	0.350	0.213
十月	0.365	0.260
十一月	0.385	0.335
十二月	0.385	0.310
二零零二年		
一月	0.415	0.300
二月	0.350	0.320
三月	0.370	0.310

收購守則

倘根據購回股份授權行使購回股份之權力令致一名股東於本公司投票權之權益比例增加，則就香港公司收購及合併守則(「收購守則」)而言，該項增加將被視為一項收購。因此，一名股東或一群一致行動之股東可取得或集合本公司之控制權，並須按照收購守則第二十六及第三十二條提出強制性的收購建議。

於二零零二年四月二十五日(本說明函件付印前之最後實際可行日期)回購任何股份前，本公司控股股東實益持有約48.50%之權益。倘購回股份授權獲悉數行使，持有之股權將增至約53.88%。

倘若購回股份授權被全面行使，公眾持有股份數量將不會降至少於25%。

本公司購回之股份

由股份於聯交所上市之日起，本公司並無購回股份(無論是否在聯交所或以其他方式進行)。

推薦意見

董事會相信授予彼等購回股份授權之建議符合本公司及其股東之利益，因此推薦閣下於即將舉行之二零零二年度股東週年大會上投票贊成所提呈之各項有關決議案。

此致

列位股東　台照

董事長
陳小石
謹啟

二零零二年四月二十六日

IMPORTANT

If you are in any doubt about this document or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in GZITIC Hualing Holdings Limited, you should at once hand this document to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Executive Directors:
CHEN Xiao Shi *(Chairman)*
LIANG Wei Wen
LIANG Bao Ping
YE Zhen Wen
CHEN Hui

Non-executive Directors:
LIU Xi Bo
ZHANG Xin Hua
CHEN Yu Hang

Independent Non-executive Directors:
LO Wing Sang, Vincent
CHAN Wai Dune
LAM Ming Yung

Registered Office:
Rooms 2802-4
28th Floor
Harbour Centre
25 Harbour Road
Wanchai
Hong Kong

26th April, 2002

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATE TO REPURCHASE SHARES EXPLANATORY STATEMENT

INTRODUCTION

At the annual general meeting of the Company held on 18th June, 2001, a general mandate was granted to the Directors to exercise all powers of the Company to purchase shares in the capital of the Company (the "Shares"). Such mandate will lapse at the conclusion of the forthcoming annual general

meeting of the Company and the Directors propose to seek your approval of an ordinary resolution to be proposed at the forthcoming annual general meeting of the Company to give a fresh general mandate to the Directors to exercise the powers of the Company to purchase Shares up to a maximum of 10% of the issued share capital of the Company at the date of passing the resolution.

In accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"); the Company is required to send to shareholders an explanatory statement containing all the information reasonably necessary to enable shareholders to make an informed decision on whether to vote for or against the above-mentioned mandate. The purpose of this explanatory statement is to set out such information.

REASONS FOR THE SHARE REPURCHASE MANDATE

Whilst Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution (ii) set out in the notice of the forthcoming annual general meeting of the Company (the "Share Repurchase Mandate") is passed would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares can be beneficial to those shareholders who retain their investment in the Company since this may, depending on the circumstances, result in increases to the fully diluted net assets and/or earnings per Share. Furthermore, the Directors' exercise of the Share Repurchase Mandate may lead to an increased volume of trading in the Shares, and therefore enhanced liquidity in the Shares, on the Stock Exchange. Based on the 1,381,716,408 Shares in issue as at 25th April, 2002 (the latest practicable date prior to the printing of this explanatory statement), the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 138,171,640 Shares.

SOURCE OF FUNDS

The Listing Rules restrict share repurchases on the Stock Exchange in any calendar month to a maximum of 25% of the trading volume in the relevant securities in the immediately preceding calendar month. The Directors propose that a repurchase of Shares under the Share Repurchase Mandate would be financed from the Company's internal resources or existing banking facilities.

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong. In particular, the Ordinance provides that repurchases of Shares may only be made out of distributable profits of the Company or out of the proceeds of a fresh issue of Shares made the purposes of such repurchases.

Whilst the Share Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2001, the Directors expect to exercise such mandate if and to such extent only as they are satisfied that the exercise thereof will not have such a material adverse impact.

DISCLOSURE OF INTERESTS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the Share Repurchase Mandate only in accordance with the Listing Rules and the laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Share Repurchase Mandate in the event that the mandate is granted by the shareholders.

The Company has not been notified by any connected persons of the Company (as defined in the Listing Rules) that they have a present intention to sell any Shares held by them to the Company, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Share Repurchase Mandate is granted by the shareholders.

SHARE PRICES

The highest and lowest traded market price for Shares recorded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Traded market price	
	Highest	**Lowest**
	HK$	*HK$*
2001		
April	0.510	0.305
May	0.660	0.450
June	0.730	0.520
July	0.550	0.360
August	0.390	0.330
September	0.350	0.213
October	0.365	0.260
November	0.385	0.335
December	0.385	0.310
2002		
January	0.415	0.300
February	0.350	0.320
March	0.370	0.310

TAKEOVER CODE

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and thereby become obliged to make mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

The shareholding of the controlling shareholder of the Company before repurchase of any Shares as at 25th April, 2002 (the latest practicable date prior to the printing of this explanatory statement) was approximately 48.50% and in the event that the Share Repurchase Mandate is exercised in full, such shareholding will be increased to approximately 53.88%.

In the event that the Share Repurchase Mandate is exercised in full, the number of Shares held by the public may not fall below 25%.

SHARE REPURCHASES MADE BY THE COMPANY

No repurchases of Shares have been made by the Company since the Shares were listed on the Stock Exchange (whether on the Stock Exchange or otherwise).

RECOMMENDATION

The Directors believe that the proposal to grant them the Share Repurchase Mandate is in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the forthcoming 2002 Annual General Meeting.

Yours faithfully,
CHEN Xiao Shi
Chairman

重要提示

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之國信華凌集團有限公司股份，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(依據公司條例在香港註冊成立)

執行董事：
陳小石(董事長)
梁偉文
梁保平
葉真文
陳輝

非執行董事：
劉錫博
張新華
陳宇航

獨立非執行董事：
羅榮生
陳維端
林明勇

註冊辦事處：
香港灣仔
港灣道25號
海港中心
28樓2802-4室

敬啟者：

購回股份之一般授權
說明函件

緒言

於二零零一年六月十八日舉行之本公司股東週年大會上，董事會獲授予一項一般授權，可使本公司之一切權力，購回本公司股本中之股份(「股份」)。該項授權將於即將舉行

之本公司股東週年大會結束時失效，故董事會擬尋求　閣下批准於本公司即將召開之股東週年大會動議一項普通決議案授予董事會一項一般授權，於通過該項決議案日起，可行使本公司之一切權力，購回本公司之已發行股份最高10%。

按照香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)，本公司需向股東寄發一份載有一切合理所需之資料之說明函件，令股東可在獲得充足資料之情況下，決定投票贊成或反對延續上述授權。本說明函件旨在提供該等資料。

購回股份授權原因

儘管董事會現無意購回任何股份，彼等相信倘即將舉行之本公司股東週年大會之通告內所載之第(ii)項普通決議案獲通過，所授予彼等之授權(「購回股份授權」)所賦予之靈活性將對本公司及其股東有利。由於近年在聯交所之交易情況有時會出現大幅波動，故倘於將來任何時間內，股份以低於其實際價值之價格買賣時，本公司能夠購回股份將對保留於本公司之投資股東有利，原因為(視乎當時情況而定)每股股份之全面攤薄後資產淨值及／或每股盈利將會增加。此外，董事會行使購回股份授權可能會增加股份在聯交所之成交量，從而增加股份之流量。基於二零零二年四月二十五日(本說明函件付印前之最後實際可行日期)已發行之1,381,716,408股股份，本公司根據購回股份授權最多可以購回138,171,640股股份。

資金來源

上市規則限制於任何一個日曆月內在聯交所購回股份之數目不得超過有關證券於對上一個日曆月內成交量之25%。董事會建議根據購回股份授權購回股份所須之款項將由本公司內部資源或現有銀行融資中撥出。

根據本公司之公司組織章程大綱及細則以及香港法例之規定，本公司用以支付購回股份之款項只可來自可合法用於購回股份之資金。公司條例特別規定，只可運用本公司可供分派之溢利或為購回行動而進行之發售新股所得之款項購回股份。

如與本公司截至二零零一年十二月三十一日止年度之經審核賬目內所披露之財政狀況比較後，全面行使購回股份授權可能會對本公司之營運資金或負債狀況造成重大不利影響，董事會僅會在相信行使該項授權不會造成該等重大不利影響之情況下，方會行使該項授權。

權益之披露

董事會已向聯交所保證在根據購回股份授權行使本公司權力購買股份時，將依據上市規則及香港法例之規定進行。

各董事或（在作出一切合理查詢後就彼等所知）彼等之任何聯繫人士現時概無意於股東授予購回股份授權後，根據該項授權向本公司出售股份。

本公司未獲任何其關連人士（定義根據上市規則詮釋）通知現時擬於購回股份授權獲股東授出後，向本公司出售彼等持有之任何股份之意向，亦並未獲該等人士保證予會向本公司出售所持有之任何股份。

股份價格

本文件付印前十二個月期間，本公司股份在聯交所之最高及最低買賣價如下：

	買賣市價	
	最高	**最低**
	港元	港元
二零零一年		
四月	0.510	0.305
五月	0.660	0.450
六月	0.730	0.520
七月	0.550	0.360
八月	0.390	0.330
九月	0.350	0.213
十月	0.365	0.260
十一月	0.385	0.335
十二月	0.385	0.310
二零零二年		
一月	0.415	0.300
二月	0.350	0.320
三月	0.370	0.310

收購守則

倘根據購回股份授權行使購回股份之權力令致一名股東於本公司投票權之權益比例增加，則就香港公司收購及合併守則（「收購守則」）而言，該項增加將被視為一項收購。因此，一名股東或一群一致行動之股東可取得或集合本公司之控制權，並須按照收購守則第二十六及第三十二條提出強制性的收購建議。

於二零零二年四月二十五日（本説明函件付印前之最後實際可行日期）回購任何股份前，本公司控股股東實益持有約48.50%之權益。倘購回股份授權獲悉數行使，持有之股權將增至約53.88%。

倘若購回股份授權被全面行使，公眾持有股份數量將不會降至少於25%。

本公司購回之股份

由股份於聯交所上市之日起，本公司並無購回股份(無論是否在聯交所或以其他方式進行)。

推薦意見

董事會相信授予彼等購回股份授權之建議符合本公司及其股東之利益，因此推薦閣下於即將舉行之二零零二年度股東週年大會上投票贊成所提呈之各項有關決議案。

此致

列位股東　台照

董事長
陳小石
謹啟

二零零二年四月二十六日